Exhibit 99.1

COGNOS INCORPORATED

FINANCIAL INFORMATION
IN ACCORDANCE WITH CANADIAN GAAP
FOR THE FISCAL YEAR ENDED FEBRUARY 29, 2004

The consolidated financial information as set out in the Corporation’s 2004 Annual Report is in United States (U.S.) dollars and in accordance with U.S. generally accepted accounting principles (GAAP). In keeping with the requirements of Canadian legislation, the Corporation is also providing its shareholders with consolidated financial information in accordance with Canadian GAAP (in United States dollars).

The generally accepted accounting principles in Canada differ in some respects from those applicable in the U.S. The most significant differences in fiscal 2004 are discussed in exhibit 99.1 Management Discussion of Results of Operations and Financial Condition – Canadian Supplement.

COGNOS INCORPORATED

CANADIAN GAAP FINANCIAL INFORMATION

Table of Contents

The information appearing in this document consists of the following information for the fiscal year ended February 29, 2004:

COGNOS INCORPORATED

Management’s Discussion and Analysis of
Financial Condition and Results of Operations – Canadian Supplement
(in United States dollars, unless otherwise indicated, and in accordance with Canadian GAAP)

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations – Canadian Supplement (“Canadian Supplement”) should be read in conjunction with our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) included in Item 7 in this annual report on form 10-K as filed with the United States Securities and Exchange Commission (10-K). The Canadian Supplement should also be read in conjunction with the audited Consolidated Financial Statements and Notes prepared in accordance with U.S. generally accepted accounting principles (GAAP) (included in our 10-K), and the audited Consolidated Financial Statements and Notes prepared in accordance with Canadian GAAP included in the Corporation’s Annual Information Form for the fiscal year ended February 29, 2004.

The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Certain Factors That May Affect Future Results” section and the Forward-looking Statements/Safe Harbor section of the MD&A in our 10-K. All dollar amounts in this Canadian Supplement are in thousands of United States dollars unless otherwise stated. The Canadian Supplement has been prepared by management to provide an analysis of the material differences between Canadian GAAP and U.S. GAAP on Cognos Incorporated financial condition and results of operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In addition to the critical accounting policies and estimates listed in the MD&A, we also use the following in the preparation of our consolidated financial statements in accordance with Canadian GAAP:

Accounting for Stock Option, Stock Purchase, and Restricted Share Unit Plans

The Corporation applies CICA Handbook section 3870, Stock-based Compensation and Other Stock-based payments, (CICA 3870) in accounting for its stock option, stock purchase, and restricted share unit plans. Compensation expense for options granted and shares issued under the Corporation’s stock option and restricted share unit plans is recognized over their vesting period using the fair value method of accounting for stock-based compensation. The fair value of the stock options and the restricted share units is determined using the Black Scholes option-pricing model. Any consideration paid by employees on the exercise of stock options is credited to capital stock. The discount from market price offered to employees who purchase stock through the Corporation’s stock purchase plan is also recognized as a compensation expense in the period when the shares are purchased.

RESULTS OF OPERATIONS

	Year Ended the Last Day of February,

	2004	2003	2002

Income before taxes - U.S. GAAP	$119,949	$104,298	$28,169
Income before taxes - Canadian GAAP	$111,121	$108,275	$25,337

Income tax provision - U.S. GAAP	$ 19,052	$ 31,154	$ 8,761
Income tax provision - Canadian GAAP	$ 34,272	$ 38,326	$10,738

Net income per share diluted - U.S. GAAP	$1.10	$0.81	$0.21
Net income per share diluted - Canadian GAAP	$0.84	$0.77	$0.16

Acquired in-process technology

Canadian GAAP requires capitalization of the value assigned to acquired in-process technology and amortization of this value over its estimated useful life. Under U.S. GAAP, this value is written off immediately. The impact of this difference was to decrease net income before taxes by $1.9 million, $5.1 million, and $7.6 million in fiscal 2004, 2003, and 2002 respectively, compared to U.S. GAAP.

Investment tax credits

Canadian GAAP requires that investment tax credits be deducted from operating expense. Under U.S. GAAP, these amounts are to be deducted from the income tax provision. The impact of this difference was to increase net income before taxes and the income tax provision by $15.9 million, $9.1 million, and $4.8 million in fiscal 2004, 2003, and 2002, respectively, compared to U.S. GAAP.

Stock options

In fiscal 2004, we adopted CICA 3870 (See Note 2 to the Notes to the Canadian GAAP Consolidated Financial Statements), which requires us to expense in the income statement the fair value of stock options. Under U.S. GAAP, this information need only be presented in the notes to the financial statements. The impact of this difference in fiscal 2004 was to decrease income before taxes by $22.9 million. Since this accounting policy was adopted in fiscal 2004, there was no impact in the previous fiscal years.

Deferred income taxes related to acquired in-process technology

The above noted difference related to the capitalization of in-process technology created an additional deferred income tax liability on the Canadian GAAP balance sheet as the capitalization of the in-process technology created a temporary difference. The amortization of this balance decreased the income tax provision by $0.7 million, $1.9 million, and $2.9 million in fiscal 2004, 2003, and 2002 respectively, compared to U.S. GAAP.

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